OCEAN RIG UDW INC.
10 Skopa Street, Tribune House
2nd Floor, Office 202 CY 1075
Nicosia, Cyprus
Telephone:  011-357- 22767517

May 5, 2015

BY EDGAR AND E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
 100 F Street, N.E.
Washington, D.C. 20549

Attention:

Re:	Ocean Rig UDW Inc. Registration Statement on Form F-3 (No. 333-202829)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-3 that was initially filed with the U.S. Securities and Exchange Commission (the "Commission") on March 17, 2015 be accelerated so that it will be made effective at 10:00 a.m. New York City time on May 7, 2015 or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended.
The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours faithfully,
OCEAN RIG UDW INC.

By:	/s/Niki Fotiou
Name: Niki Fotiou Title: Vice President of Finance and Accounting